

Mail Stop 3720

<u>Via: US Mail and Fax</u>

September 30, 2009

Mr. Tim Leong,
Chief Financial Officer, Principal Accounting Officer, Sr. VP and Sec.
CIBT Education Group, Inc.
1200-777 West Broadway
Vancouver, BC V5Z AJ7
Canada

   **RE: CIBT Education Group, Inc.
     Form 20-F for the year ended August 31, 2008
     Filed March 25, 2009
     File No. 1-34021**

Dear Mr. Leong:

   We have completed our review of the above filing and do not, at this time, have any further comments.

             Sincerely,

             Larry Spirgel
             Assistant Director